ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES
CLOSING OF FOURTH DEVELOPMENT PARTNERSHIP PUT RIGHT

Nashville, Tennessee and Vancouver, British Columbia - July 27, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce that it has completed the previously announced exercise by nine partners of the put right provided by the Company's fourth development partnership has been completed. Following receipt of approval from the TSX Venture Exchange, 706,975 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) were issued to these partners on July 26, 2022, at a deemed value of US$5.85 per unit.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.